RUBICON UNIT FORMED TO EXPLORE THE BAXTER SHALE, FIRST WELL SPUDS IN JULY

Denver 1700 hours July 27th, Perth 0700 hours July 28th, 2008

As part of the joint venture arrangement with Devon Energy Corporation, Samson has joined the Rubicon Unit which is in the process of being formed in the southern part of the Green River Basin. The unit area comprises around 40,000 acres of which Samson currently holds 6,400 acres. This unit allows for the underlying leases to be held outside the applicable lease terms but are held so long as the terms of the unit agreement with the Bureau of Land Management are being met which normally includes a continuous drilling program.

The formation of the Rubicon Unit affects no change to the previous commercial arrangement entered into between Devon and Samson, which in summary allows Devon to earn up to 50% in the Samson leases whilst Samson retains the balance.

To maintain the Rubicon Unit a drilling program has to commence within a specified time frame and to this end Devon has proposed a well to be drilled in Section 28 which is immediately adjacent to the Samson leases. This well in which Samson has no equity (or cost) is proposed to be drilled to a depth of 16,000 feet and will evaluate the Baxter Shale. This well could be used to calibrate any 3D seismic survey which may be acquired and which could guide the exploitation effort through the use of future wells. It is expected that the Devon Rubicon 16-28-1 well will commence drilling during July 2008.

A 3D seismic survey has been proposed and awaits the necessary regulatory approvals.

As previously reported the Exploration Agreement with Devon covers Samson’s 6,400 acre holding in the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 mmcfpd from the Baxter Shale.

The Exploration Agreement envisages that a 3D seismic grid will be acquired in an effort to define an exploratory program. Devon would operate the seismic acquisition and any subsequent exploratory program. Samson will hold a 50% interest in the leasehold block unless Samson permits a third party to complete the second farm-in well in the Greens Canyon area and earn an 18% equity stake in Samson’s leases. In that circumstance, Samson would retain a 32% equity interest in these leases.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

SAMSON ACREAGE

LOCATION MAP SHOWING PART OF THE GREEN RIVER BASIN IN WYOMING

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration activities and in the accuracy of predictions made on the basis of seismic data.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.